Exhibit 99.1

  Tremor International Reports Results for the Fourth Quarter and Year Ended December 31, 2022

Generated record CTV spend and Contribution ex-TAC in both Q4 and FY 2022; CTV spend increased 59%
from Q4 2021 and 41% from full year 2021

Linear and CTV cross-planning capabilities created through acquisition of Amobee position the Company for increased CTV market share gains and major partnerships in 2023 and beyond

Investment in VIDAA expected to generate meaningful revenue benefits beginning in late-2023

NEW YORK, March 7, 2023 -- Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in data-driven video and connected TV (“CTV”) advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, today announces its financial results for the fourth quarter and year ended December 31, 2022.

Financial Summary

•
Generated record Q4 2022 Contribution ex-TAC of $103.0 million, compared to $88.6 million in Q4 2021, and record Contribution ex-TAC of $309.7 million for the year ended December 31, 2022, compared to $302.0 million for the year ended December 31, 2021, in-line with market expectations. All results shown for the three months ended December 31, 2022 include contributions from Amobee, while all results shown for the year ended December 31, 2022 include contributions from Amobee for the September 12, 2022 through December 31, 2022 period.

•
Significantly expanded CTV market share, generating record Q4 CTV spend of $99.6 million, an increase of 59% compared to $62.5 million in Q4 2021, and record CTV spend of $283.6 million for the year ended December 31, 2022, reflecting a 41% increase from $201.0 million generated for the year ended December 31, 2021.

•
Achieved Q4 2022 Adjusted EBITDA of $36.9 million, compared to $54.0 million in Q4 2021, and Adjusted EBITDA of $144.9 million for the year ended December 31, 2022, compared to $161.2 million for the year ended December 31, 2021, in-line with market expectations.

•
Maintained strong margins, including a 34% Adjusted EBITDA margin on a reported revenue basis and 36% on a Contribution ex-TAC basis in Q4 2022, and a 43% Adjusted EBITDA margin on a reported revenue basis, and 47% on a Contribution ex-TAC basis for the year ended December 31, 2022.

•	CTV spend during the twelve months ended December 31, 2022 reflected 39% of total spend and 42% of programmatic spend.

•	Video revenue, including CTV, continued to represent the vast majority of Tremor’s Contribution ex-TAC at approximately 73% for Q4 2022 and 79% for the year ended December 31, 2022.

•
$115.5 million net cash position as of December 31, 2022, alongside remaining $80 million undrawn on the Company’s revolving credit facility, provides strong liquidity for the ongoing needs of the business as well as for future potential strategic investments and initiatives.

•
Achieved a net retention rate of 80% during 2022. While the Company’s net retention rate declined year-over-year, largely due to lower spending by advertising customers amidst challenging market conditions, the Company was able to increase its active customer base.

“During the fourth quarter, we significantly expanded our CTV market share and customer base while working on the integration of new, enhanced, and differentiated technology and data capabilities around linear TV and CTV cross-planning, which we believe will prove to be critical for success in the future of digital advertising,” said Ofer Druker, Tremor International’s Chief Executive Officer. “In 2023, we will keep our focus on generating strong profitability and cash flow, deepening revenue relationships with leading brands, agencies, broadcasters, and CTV partners, completing the integration of Amobee, and unifying the Company under one brand to more effectively convey the holistic value proposition of our end-to-end technology ecosystem in the market.”

Mr. Druker added, “As macroeconomic uncertainty persists, we’ve observed customers increasingly consolidating budgets with fewer trusted partners, and more complete and advanced technology solutions, that optimize budget deployment through efficient data-driven planning and audience targeting to drive superior returns on advertising spend. We believe our technology suite offers a comprehensive solution across planning, data, activation, and media unmatched in the open internet, strongly positioning the Company with the potential to capture a larger share of existing customer budgets and attract new customers and partners.”

Operational Highlights

•
Achieved significant progress integrating Amobee and introducing combined capabilities to the market; the Company continues to expect to largely complete the technology integration by the end of H1 2023:

o
Successfully enhanced efficiency by combining management, sales, marketing, and product teams, realizing approximately $50 million in annualized operating cost synergies, while generating positive adjusted EBITDA from Amobee within the first three weeks of closing the acquisition.

o	Management continues to expect total annualized operating cost synergies of approximately $65 million, which includes the approximately $50 million already realized.
o
The Company continues to focus on generating further cost savings by eliminating duplicative technology fees as it works towards combining the Tremor Video and Amobee DSPs into a single enhanced CTV- and video-focused platform with stronger enterprise self-service capabilities, and unique linear TV and CTV cross-planning capabilities.

o
The linear TV and cross-planning capabilities enabled by the acquisition of Amobee are already generating commercial traction with some of the world’s leading broadcasters and agencies. The Company is engaged in ongoing partnership discussions and testing with major broadcasters and agencies seeking to leverage its newly created cross-planning technology and is encouraged by early signs that this technology increases the likelihood of existing and prospective customers adopting multiple solutions across the Company’s end-to-end ecosystem.

•	Deepened strategic relationship with VIDAA and Hisense; the Company expects meaningful revenue benefits associated with its investment in VIDAA beginning in late-2023:
o
Executed a first-of-its-kind partnership with Hisense, VIDAA, and Google to enable ad monetization on the FIFA+ CTV app across millions of VIDAA- and Google-powered smart TVs during the 2022 FIFA World Cup. The Company expects additional exclusive sports-related CTV content opportunities through its partnership with VIDAA and Hisense in the future.

o
VIDAA continued to expand its market share, increasing adoption by additional smart TV brands, and adding several major CTV partners. We believe VIDAA now delivers a wide range of major U.S. subscription video-on-demand (“SVOD”) services and streams an average of approximately 1 billion hours of monthly content in roughly 180 countries and territories.

o
VIDAA launched VIDAA Free, a streaming hub offering video-on-demand, live linear, FAST, and ad-supported content which will be available on millions of VIDAA-powered smart TVs from Hisense. VIDAA Free is currently live in the U.S., with plans to expand globally later in 2023. This is expected to benefit Tremor over time through the Company’s ad monetization exclusivity on VIDAA media in the U.S., U.K., Canada, and Australia.

o
For the first time, according to AVC Revo, Hisense rose to number one in the world for monthly global smart TV shipments during December 2022. As Hisense continues to expand its reach, Tremor and its customers are expected to increasingly benefit through the Company’s unique exclusive global access to VIDAA’s ACR data for targeting and measurement within CTV.

•	Tremor Video and Unruly continued to generate increased advertiser and supply partner adoption:
o
Unruly added 87 new supply partners, including 56 in the US, during Q4 2022, and 319 new supply partners, including 160 in the US, for the year ended December 31, 2022. Partners continued to be added across verticals such as sports, news, and entertainment, and several formats including online video, mobile, CTV, and OTT apps from leading broadcast and vMVPD businesses.

o
Unruly CTRL, Tremor’s self-service platform for publishers, saw PMP spend increase by 160% during Q4 2022 compared to Q4 2021, and 247% for the year ended December 31, 2022, compared to the year ended December 31, 2021.

o	Tremor Video added 42 new advertiser customers during Q4 2022, and 233 for the year ended December 31, 2022, across retail, political, CPG, travel, and automotive verticals, as well as others.
o
Tr. ly produced 365% more unique creatives during 2022 than in 2021. Growth was attributable to increased adoption of Tr. ly’s premium creative services, including its data-driven creative product, which doubled the number of campaigns executed during 2022 compared to 2021, and generated 345% more spend from clients over the same period.

Share Repurchase Program Update

o
Tremor International repurchased 3,114,310 Ordinary shares during Q4 2022 at an average price of 304.48 pence, reflecting a total investment of approximately £9.50 million, or $11.3 million. The Company’s currently authorized share repurchase program will continue until either April 1, 2023, or until it has been completed. The share repurchase program does not obligate Tremor to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law.

o
During the year ended December 31, 2022, the Company repurchased 16,906,795 Ordinary shares, or approximately 11% of shares outstanding, at an average price of 413.03 pence, reflecting a total investment of approximately £70.0 million, or $86.3 million.

Financial Guidance

o
Global economic uncertainty which negatively impacted the advertising industry throughout 2022, driven by several factors including rising inflation, rising interest rates, global supply chain constraints, residual effects from the COVID-19 pandemic, geopolitical conflicts, and recession concerns, continues to represent a challenge for the Company, its global customers, and partners.

o
Due to these uncertainties, management has lowered its full year 2023 Contribution ex-TAC and Adjusted EBITDA outlook and expects global advertising demand to remain constrained in H1 2023, and potentially longer, however does not anticipate advertising demand will weaken to the soft levels observed during late-2022, and earlier in 2023.

o
Management anticipates incremental improvements to results during H2 2023, driven by anticipated positive effects of completing the integration of Amobee, expected revenue benefits associated with the Company’s investment in VIDAA beginning in late-2023, and expectations for tempered improvements in the global advertising demand environment, and accordingly, Tremor estimates:

•	Full year 2023 Contribution ex-TAC of approximately $400 million
•	Full year 2023 Adjusted EBITDA in a range of approximately $140 – $145 million

o
In 2023, management believes revenue tied to the Company’s core business, focused on programmatic activities, will grow approximately 5% on a combined pro forma basis, while revenue in the Company’s non-core performance business is expected to decline year-over-year.

Fourth Quarter and Full Year 2022 Financial Highlights ($ in millions, except per share amounts)

	Three months ended December 31			Twelve months ended December 31
	2022	2021	%	2022	2021	%
IFRS highlights
Revenues	107.7	102.5	5%	335.3	341.9	(2)%
Programmatic Revenues	94.5	74.5	27%	274.4	266.6	3%
Operating Profit	10.8	24.4	(56)%	44.8	74.5	(40)%

Total Comprehensive Income	9.8	23.9	(59)%	16.2	70.6	(77)%
Diluted EPS	0.03	0.15	(77)%	0.15	0.48	(69)%
Non-IFRS Highlights
Contribution ex-TAC	103.0	88.6	16%	309.7	302.0	3%

Adjusted EBITDA	36.9	54.0	(32)%	144.9	161.2	(10)%
Adjusted EBITDA Margin	36%	61%	(41)%	47%	53%	(11)%

Non-IFRS net Income	22.2	43.3	(49)%	91.8	126.8	(28)%
Non-IFRS Diluted EPS	0.15	0.27	(44)%	0.60	0.83	(28)%

Fourth Quarter and Full Year 2022 Financial Results Webcast and Conference Call Details

•	Tremor International Fourth Quarter and Twelve Months Ended December 31, 2022 Earnings Webcast and Conference Call
•	March 7, 2023, at 6:00 AM PT, 9:00 AM ET, and 2:00 PM GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/au3jxmf8
•	Participant Dial-In Numbers:
•	US/CANADA Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	INTERNATIONAL Participant Dial-In Number: (646) 307-1963
•	Conference ID: 9548695

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Net Income to Adjusted EBITDA," and "Reconciliation of Net Income to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Tremor International is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Tremor International as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA margin: We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Income and Non-IFRS Earnings per Share:  We define non-IFRS earnings per share as non-IFRS income divided by non-IFRS weighted-average shares outstanding. Non-IFRS income is equal to net income excluding stock-based compensation, and cash- and non-cash-based acquisition and related expenses, including amortization of acquired intangible assets, merger-related severance costs, and transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data, and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

PR Contact
Caroline Smith
VP, Communications, Tremor International
csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated financial results for full year 2023; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for continued future growth in both the US and international markets in 2023 and beyond; Tremor’s implementation of a substantial share repurchase while also continuing to evaluate strategic opportunities to acquire companies and invest in technology, products, sales and marketing to further expand its platform; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts; the potential negative impact of inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and the widespread global supply chain issues that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2023 and beyond; the future impact of the Company’s liquidity position and its ability to meet the ongoing needs of the business as well as for future potential investments and related initiatives; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits and synergies from the Amobee acquisition and ability of Tremor to continue to recognize those synergies; Tremor’s ability to continue to execute on cross-selling opportunities and its introduction of new technology products to a significantly larger customer base and addressable market; the timing to complete the technology integration of Amobee, as well as any other statements related to Tremor’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic as well as global conflicts and war, and how those developments may adversely impact Tremor’s business, customers, and the markets in which Tremor competes, changes in industry trends, the risk that Tremor will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA, including as a result of an inability to integrate Amobee’s business effectively and efficiently into Tremor, and other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Net Income to Adjusted EBITDA

	Three months ended December 31			Twelve months ended December 31
	2022	2021	%	2022	2021	%
($ in thousands)
Net Income	5,061	24,400	(79)%	22,737	73,223	(69)%
Taxes on income	5,040	(601)		19,688	(948)
Financial expense, net	717	564		2,327	2,187
Depreciation and amortization	17,184	10,314		42,700	40,259
Stock-based compensation	7,986	19,122		50,505	42,818
Restructuring & Acquisition costs	400	253		6,392	761
Other expense (income), net	540	-		540	-
IPO related one-time costs	-	-		-	2,938
Adjusted EBITDA	36,928	54,052	(32)%	144,889	161,238	(10)%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended December 31			Twelve months ended December 31
	2022	2021	%	2022	2021	%
($ in thousands)
Revenues	107,697	102,534	5%	335,250	341,945	(2)%
Cost of revenues (exclusive of depreciation and amortization)	(17,265)	(20,348)		(60,745)	(71,651)
Depreciation and amortization attributable to Cost of Revenues	(11,810)	(4,396)		(25,367)	(16,605)
Gross profit (IFRS)	78,622	77,790	1%	249,138	253,689	(2)%
Depreciation and amortization attributable to Cost of Revenues	11,810	4,396		25,367	16,605
Cost of revenues (exclusive of depreciation and amortization)	17,265	20,348		60,745	71,651
Performance media cost	(4,695)	(13,958)		(25,524)	(39,970)
Contribution ex-TAC (Non-IFRS)	103,002	88,576	16%	309,726	301,975	3%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended December 31			Twelve months ended December 31
	2022	2021	%	2022	2021	%
($ in thousands)
Net Income	5,061	24,400	(79)%	22,737	73,223	(69)%
Acquisition and related items, including amortization of acquired intangibles and restructuring	8,896	6,939		27,160	27,233
Stock-based compensation expense	7,986	19,122		50,505	42,818
IPO related one-time costs	-	-		-	2,938
Other expense (income), net	540	-		540	-
Tax effect of Non-GAAP adjustments (1)	(262)	(7,200)		(9,130)	(19,435)
Non-IFRS Income	22,221	43,261	(49)%	91,812	126,777	(28)%

Weighted average shares outstanding—diluted (in millions) (2)	147.6	161.0		153.1	152.7

Non-IFRS diluted EPS (in USD)	0.15	0.27	(44)%	0.60	0.83	(28)%

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

TREMOR INTERNATIONAL LTD.

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Audited)

	December 31
	2022	2021
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	217,500	367,717
Trade receivables, net	219,837	165,063
Other receivables	23,415	18,236
Current tax assets	750	981

TOTAL CURRENT ASSETS	461,502	551,997

Fixed assets, net	29,874	3,464
Right-of-use assets	23,122	13,955
Intangible assets, net	398,096	208,220
Deferred tax assets	18,161	24,431
Investment in shares	25,000	-
Other long-term assets	406	672

TOTAL NON-CURRENT ASSETS	494,659	250,742

TOTAL ASSETS	956,161	802,739

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	14,104	7,119
Trade payables	212,690	161,812
Other payables	45,705	42,900
Current tax liabilities	9,417	8,836

TOTAL CURRENT LIABILITIES	281,916	220,667

Employee benefits	238	426
Long-term lease liabilities	15,234	7,876
Long-term debt	98,544	-
Other long-term liabilities	7,452	-
Deferred tax liabilities	1,162	1,395

TOTAL NON-CURRENT LIABILITIES	122,630	9,697

TOTAL LIABILITIES	404,546	230,364

SHAREHOLDERS’ EQUITY:
Share capital	413	442
Share premium	400,507	437,476
Other comprehensive income (loss)	(5,801)	698
Retained earnings	156,496	133,759

TOTAL SHAREHOLDERS’ EQUITY	551,615	572,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	956,161	802,739

Date of approval of the financial statements: March 6, 2023.

TREMOR INTERNATIONAL LTD.

 CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME

(Audited)

	Year ended December 31
	2022	2021	2020
	USD thousands

Revenues	335,250	341,945	211,920

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	60,745	71,651	59,807

Research and development expenses	33,659	18,422	13,260
Selling and marketing expenses	89,953	74,611	68,765
General and administrative expenses	68,005	63,499	29,678
Depreciation and amortization	42,700	40,259	45,187
Other expenses (income), net	(4,564)	(959)	1,248

Total operating costs	229,753	195,832	158,138

Operating Profit (Loss)	44,752	74,462	(6,025)

Financing income	(2,284)	(483)	(445)
Financing expenses	4,611	2,670	1,862

Financing expenses, net	2,327	2,187	1,417

Profit (Loss) before taxes on income	42,425	72,275	(7,442)

Tax benefit (expenses)	(19,688)	948	9,581

Profit for the year	22,737	73,223	2,139

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations	(6,499)	(2,632)	2,836

Total other comprehensive income (loss) for the year	(6,499)	(2,632)	2,836

Total comprehensive income for the year	16,238	70,591	4,975

Earnings per share
Basic earnings per share (in USD)	0.15	0.51	0.02
Diluted earnings per share (in USD)	0.15	0.48	0.02

TREMOR INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Audited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2020	351	240,989	494	58,778	300,612
Total Comprehensive income for the year
Profit for the year	-	-	-	2,139	2,139
Other comprehensive Income:
Foreign currency translation	-	-	2,836	-	2,836

Total comprehensive income for the year	-	-	2,836	2,139	4,975

Transactions with owners, recognized directly in equity
Issuance of shares in a Business Combination	25	14,092	-	-	14,117
Revaluation of liability for put option on non- controlling interests	-	-	-	(445)	(445)
Own shares acquired	(15)	(9,950)	-	-	(9,965)
Share based compensation	-	18,770	-	-	18,770
Exercise of share options	19	930	-	-	949

Balance as of December 31, 2020	380	264,831	3,330	60,472	329,013
Total Comprehensive Income (loss) for the year
Profit for the year	-	-	-	73,223	73,223
Other comprehensive loss:
Foreign Currency Translation	-	-	(2,632)	-	(2,632)

Total comprehensive Income (loss) for the year	-	-	(2,632)	73,223	70,591

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based compensation	-	41,822	-	-	41,822
Exercise of share options	17	1,353	-	-	1,370
Issuance of shares	47	136,111	-	-	136,158
Issuance of Restricted shares	1	(1)	-	-	-

Balance as of December 31, 2021	442	437,476	698	133,759	572,375

TREMOR INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(Audited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Total Comprehensive Income (loss) for the year
Profit for the year	-	-	-	22,737	22,737
Other comprehensive loss:
Foreign Currency Translation	-	-	(6,499)	-	(6,499)

Total comprehensive Income (loss) for the year	-	-	(6,499)	22,737	16,238

Transactions with owners, recognized directly in equity
Own shares acquired	(50)	(86,202)	-	-	(86,252)
Share based compensation		47,049	-	-	47,049
Exercise of share options	21	2,184	-	-	2,205

Balance as of December 31, 2022	413	400,507	(5,801)	156,496	551,615

TREMOR INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Audited)

	Year ended December 31
	2022	2021	2020
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	22,737	73,223	2,139
Adjustments for:
Depreciation and amortization	42,700	40,259	45,187
Net financing expense	2,147	2,023	1,310
Disposals of fixed and intangible assets	542	-	3
Loss (Gain) on leases change contracts	56	(377)	(2,103)
Gain on sale of business unit	-	(982)	(503)
Share-based compensation and restricted shares	50,505	42,818	14,490
Tax (benefit) expense	19,688	(948)	(9,581)
Change in trade and other receivables	57,050	(11,676)	(39,351)
Change in trade and other payables	(100,145)	26,845	25,882
Change in employee benefits	(179)	(69)	(23)
Income taxes received	1,175	2,231	1,168
Income taxes paid	(14,784)	(3,185)	(2,855)
Interest received	2,103	496	517
Interest paid	(587)	(570)	(1,117)

Net cash provided by operating activities	83,008	170,088	35,163

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(213)	(11)	229
Payments on finance lease receivable	1,306	2,454	2,885
Repayment of long-term loans	-	-	817
Acquisition of fixed assets	(6,433)	(3,378)	(594)
Acquisition and capitalization of intangible assets	(8,750)	(4,966)	(4,858)
Proceeds from sale of business unit	1,180	415	232
Investment in shares	(25,000)	-	-
Acquisition of subsidiaries, net of cash acquired	(195,084)	(11,001)	6,208

Net cash provided by (used in) investing activities	(232,994)	(16,487)	4,919

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(86,048)	(6,643)	(9,965)
Proceeds from exercise of share options	2,205	1,370	949
Leases repayment	(12,018)	(10,009)	(13,351)
Issuance of shares, net of issuance cost	-	134,558	-
Receipt of long-term debt, net of transaction cost	98,917	-	-
Payment of financial liability	-	(2,414)	-
Net cash provided by (used in) financing activities	3,056	116,862	(22,367)

Net increase (decrease) in cash and cash equivalents	(146,930)	270,463	17,715

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	367,717	97,463	79,047
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(3,287)	(209)	701

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	217,500	367,717	97,463